Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 9, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                                                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains the following:-

1.                                       News release dated March 7, 2005 entitled “ VODAFONE TO SET UP GLOBAL IT DISTRIBUTION CHANNEL – SIGNED AGREEMENTS WITH INGRAM MICRO AND TECH DATA”

2.                                       News release dated March 9, 2005 entitled “VODAFONE IN DISCUSSIONS WITH TIW”

3.                                       News release dated March 10, 2005 entitled “VODAFONE AND TOSHIBA ANNOUNCE STRATEGIC 3G HANDSET PARTNERSHIP”

4.                                       Stock Exchange Announcement dated March 1, 2005

5.                                       Stock Exchange Announcement dated March 2, 2005

6.                                       Stock Exchange Announcement dated March 3, 2005

7.                                       Stock Exchange Announcement dated March 4, 2005

8.                                       Stock Exchange Announcement dated March 8, 2005

9.                                       Stock Exchange Announcement dated March 10, 2005

10.                                 Stock Exchange Announcement dated March 14, 2005

11.                                 Stock Exchange Announcement dated March 14, 2005

12.                                 Stock Exchange Announcement dated March 17, 2005

13.                                 Stock Exchange Announcement dated March 18, 2005

14.                                 Stock Exchange Announcement dated March 21, 2005

15.                                 Stock Exchange Announcement dated March 22, 2005

16.                                 Stock Exchange Announcement dated March 23, 2005

17.                                 Stock Exchange Announcement dated March 23, 2005

18.                                 Stock Exchange Announcement dated March 24, 2005

19.                                 Stock Exchange Announcement dated March 29, 2005

20.                                 Stock Exchange Announcement dated March 30, 2005

7 March 2005

VODAFONE TO SET UP GLOBAL IT DISTRIBUTION CHANNEL – SIGNED
AGREEMENTS WITH INGRAM MICRO AND TECH DATA

Vodafone Group Plc today announced its intention to establish a global distribution channel for its business products and services through leading IT resellers.   Building on existing national IT distribution agreements, Vodafone has extended its relationship with both Ingram Micro and Tech Data with new agreements that include the provision of global marketing and sales support.

The Vodafone business products and services available include the award winning Vodafone Mobile Connect 3G/GPRS datacard range, Europe’s first high speed lap top datacard allowing customers to be connected to all their usual office applications whilst on the move. In addition, Vodafone will also make available the Blackberry from Vodafone range, providing the basic features of a mobile phone, with the benefits of being able to access e mail and attachments whilst travelling.

As part of its overall strategy of channel engagement, Vodafone will provide specific product training and education to Ingram Micro and Tech Data’s sales network and certification of key computer product resellers as approved resellers of business mobility systems.

Peter Bamford, Chief Marketing Officer, Vodafone said, “These new partnerships allow Vodafone to use an effective channel for selling our mobile data products, in addition to our retail stores and direct sales force.  Partnering with the two leading pan-European distributors who have significant market reach means a greater number of business customers will have wider access to the Vodafone range of business products and services.”

- ends-

Notes for Editors:

Ingram Micro has commercial distribution agreements with Vodafone Australia, SFR (France), Vodafone Germany, Vodafone Italy, Vodafone Netherlands, Vodafone New Zealand and Vodafone UK.

Tech Data has commercial distribution agreements with SFR (France), Vodafone Germany, Vodafone Spain, Vodafone Sweden and Vodafone UK (through Computer 2000).

© Vodafone Group 2005. Vodafone and Vodafone Mobile Connect are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Jon Earl
Darren Jones	Janine Young
Sarah Moriarty	Emma Conlon
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Tel:  +44 (0) 20 7920 3150

About Ingram Micro

Ingram Micro Inc. is the world’s largest technology distributor. As a vital link in the technology value chain, Ingram Micro creates sales and profitability opportunities for vendors and resellers through unique marketing programs, outsourced logistics services, technical support, financial services and product aggregation and distribution. The company serves 100 countries and is the only global IT distributor with operations in Asia. Ranked 81 on the Fortune 500, Ingram Micro generated $25.46 billion in revenues for fiscal year 2004. Visit: www.ingrammicro.com  or  www.ingrammicro-europress.com

About Tech Data Corporation

Tech Data Corporation (NASDAQ/NMS: TECD), founded in 1974, is a leading global provider of IT products, logistics management and other value-added services. Ranked 111th on the FORTUNE 500, the company and its subsidiaries serve more than 90,000 technology resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. Tech Data’s extensive service offering includes pre- and post-sale training and technical support, financing options and configuration services as well as a full range of electronic commerce solutions. The company generated sales of $19.1 billion for the last four quarters reported, which ended October 31, 2004.  Visit: www.techdata.com

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 14 countries, serving over 151 million proportionate customers.   For further information visit: www.vodafone.com

9 March 2005

VODAFONE IN DISCUSSIONS WITH TIW

Vodafone Group Plc (“Vodafone”) announces that it is in discussions with Telesystem International Wireless Inc. (“TIW”) which may or may not lead to an offer by Vodafone or any of its subsidiaries (“Vodafone Group”) for TIW’s entire shareholdings in Mobifon S.A. (“Mobifon”) and Oskar Mobil a.s. (“Oskar”).

Any offer, if made, by Vodafone Group for Mobifon and Oskar would equate to a value per TIW share close to the closing share price on 8 March 2005.

A further announcement will be made in due course.

- ends -

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

10 March 2005

VODAFONE AND TOSHIBA ANNOUNCE STRATEGIC 3G HANDSET PARTNERSHIP

Vodafone and Toshiba today announced a strategic partnership to market a range of exclusive 3G handsets in Europe, Australia, Japan and New Zealand.  Building on their partnership in Japan, where Toshiba is one of the leading suppliers of handsets to Vodafone KK, this expanded relationship marks Toshiba’s entrance into the European mobile phone market.

The companies will work together to market a range of exclusive 3G handsets starting in the second quarter of 2005.  The first handset to be made available under the new relationship is the Vodafone TS 921, a high tier multi-functional, tri-band device complete with a 1.9 Megapixel camera with auto focus.

Peter Bamford, Chief Marketing Officer of Vodafone said: “Toshiba is one of the largest electronics manufacturers in the world and a significant player in the Japanese mobile market.  By building on our existing relationship and experience with Toshiba in Japan, as well as our existing partnerships with some of the world’s leading handset manufacturers, we can offer our customers an even greater range of exclusive Vodafone live! with 3G enabled handsets.”

Chikahiro Yokota, Corporate Vice President, President and CEO for Toshiba Corporation’s Mobile Communications Company, one of Toshiba’s in-house companies said: “Vodafone’s commitment to making 3G a reality across the world makes them an ideal partner for Toshiba as we enter the 3G handset market.”

The Vodafone TS 921 will be on show on the Toshiba and Vodafone stands at CeBIT in Hannover, starting 10 March 2005.

- ends -

Notes for Editors:

Vodafone TS 921:

•                  1.92 Megapixel camera, with auto focus

•                  2.4 inch display

•                  Triband 900, 1800, 1900

•                  Video output

•                  High-quality Mpeg4 format

•                  SDTM expandable memory card

•                  360hrs standby

•                  320min talktime

Pictures of the device are available from the Vodafone Group website: www.vodafone.com

© Vodafone Group 2004. Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Toshiba	Vodafone Group
Chris Bignell	Simon Lewis
European PR and Advertising Manager	Group Corporate Affairs Director
Tel: 07786 335193	Tel: +44 (0) 1635 673310
Email: chris.bignell@toshiba.co.uk

Harvard PR	Investor Relations
Charlotte West/Louise Matthews	Charles Butterworth
Tel: 0208 759 0005	Darren Jones
Mob: 07967 678315	Tel: +44 (0) 1635 673310
Email: toshibamobile@harvard.co.uk
Media Relations
Jon Earl
Janine Young
Emma Conlon
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Tel: +44 (0) 20 7920 3150

About Toshiba Corporation

Toshiba Corporation is a leader in the development and manufacture of electronic devices and components, information and communication systems, consumer products and power systems. The company’s ability to integrate wide ranging capabilities, from hardware to software and innovative services, assures its position as an innovator in diverse fields and many businesses. Toshiba has approximately 161,000 employees worldwide and annual sales of over US$55 billion.

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 14 countries, serving over 151 million proportionate customers. Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, email, chat, location-based services, games and shopping to customers’ mobile devices.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	28 February 2005

Number of ordinary shares purchased:	21,500,000

Highest purchase price paid per share:	137.75p

Lowest purchase price paid per share:	136.75p

Volume weighted average price per share:	137.157p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,517,500,000 of its ordinary shares in treasury and has 64,850,804,621 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	1 March 2005

Number of ordinary shares purchased:	5,000,000

Highest purchase price paid per share:	138.5p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	137.5925p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,522,500,000 of its ordinary shares in treasury and has 64,846,704,621 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	2 March 2005

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	140.25p

Lowest purchase price paid per share:	138p

Volume weighted average price per share:	139.5234p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,538,500,000 of its ordinary shares in treasury and has 64,830,704,621 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	3 March 2005

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	140.75p

Lowest purchase price paid per share:	139.5p

Volume weighted average price per share:	140.3043p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,550,000,000 of its ordinary shares in treasury and has 64,819,773,245 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	7 March 2005

Number of ordinary shares purchased:	18,500,000

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	141.25p

Volume weighted average price per share:	141.4122p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,568,500,000 of its ordinary shares in treasury and has 64,801,273,245 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	10 March 2005

Number of ordinary shares purchased:	38,000,000

Highest purchase price paid per share:	140p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.3997p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,606,500,000 of its ordinary shares in treasury and has 64,767,736,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	11 March 2005

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	139.75p

Lowest purchase price paid per share:	139.25p

Volume weighted average price per share:	139.5p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,629,500,000 of its ordinary shares in treasury and has 64,746,572,184 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 March 2005 by Mourant ECS Trustees Limited that on 10 March 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 140p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	178
Sir Julian Horn-Smith	178
Mr K J Hydon	178

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	16 March 2005

Number of ordinary shares purchased:	32,500,000

Highest purchase price paid per share:	140.5p

Lowest purchase price paid per share:	139p

Volume weighted average price per share:	139.8762p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,662,000,000 of its ordinary shares in treasury and has 64,716,154,026 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	17 March 2005

Number of ordinary shares purchased:	18,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	138.25p

Volume weighted average price per share:	138.7221p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,680,000,000 of its ordinary shares in treasury and has 64,698,179,026 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe)

Ordinary Shares

Date of purchase:	18 March 2005

Number of ordinary shares purchased:	27,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138.5p

Volume weighted average price per share:	139.0034p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,707,000,000 of its ordinary shares in treasury and has 64,671,179,026 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	21 March 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	139.75p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.4583p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,728,000,000 of its ordinary shares in treasury and has 64,650,564,440 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	22 March 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	140.5p

Lowest purchase price paid per share:	139.75p

Volume weighted average price per share:	140.145p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,753,000,000 of its ordinary shares in treasury and has 64,625,599,440 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 23 March 2005 that on 4 February 2005, Mr T Geitner, a director of the Company, acquired 5,414 ordinary shares of US$0.10 each through reinvestment of dividends.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	23 March 2005

Number of ordinary shares purchased:	17,500,000

Highest purchase price paid per share:	140.5p

Lowest purchase price paid per share:	140p

Volume weighted average price per share:	140.2643p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,770,500,000 of its ordinary shares in treasury and has 64,608,394,711 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	24 March 2005

Number of ordinary shares purchased:	14,500,000

Highest purchase price paid per share:	143.75p

Lowest purchase price paid per share:	141p

Volume weighted average price per share:	142.8147p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,785,000,000 of its ordinary shares in treasury and has 64,593,914,711 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 30 March 2005 by The Share Centre that on 29 March 2005, Sir Julian Horn-Smith, a director of the Company, acquired 66 ordinary shares of US$0.10 each through his participation in a Dividend Reinvestment Plan, for which each share was valued at 142.94p.

Philip Howie

Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 9, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary